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Exhibit 4.7

KPMG LLP
Chartered Accountants 1200-205 5 Avenue SW Calgary AB T2P 4B9	Telephone Fax Internet	(403) 691-8000 (403) 691-8008 www.kpmg.ca

Alberta Securities Commission

March 20, 2007

Dear Sirs

TransCanada PipeLines Limited (the "Company")

We refer to the short-form base shelf prospectus of the Company dated March 20, 2007 relating to the sale and issue of up to US$1,500,000,000 debt securities of the Company.

We consent to the use, through incorporation by reference in the prospectus, of our report dated February 22, 2007 to the shareholders of the Company on the following financial statements:

  •
  Consolidated balance sheets as at December 31, 2006 and 2005; and

  •
  Consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006.

        We also consent to the use, through incorporation by reference in the prospectus, of our report dated February 22, 2007 (except as to note 5, which is as of March 15, 2007) on the related supplemental note entitled "Restated Reconciliation to United States GAAP" as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006.

        This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

(Signed) KPMG LLP

Chartered Accountants
Calgary, Canada

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association

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Exhibit 4.7